

September 30, 2010

J. Kevin Gilligan
Chairman and Chief Executive Officer
Capella Education Company
225 South Sixth Street, 9th Floor
Minneapolis, MN 55402

> **Re: Capella Education Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Definitive Proxy Statement**
> **Filed April 25, 2010**
> **File No. 001-33140**

Dear Mr. Gilligan:

We have reviewed your response letter dated September 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Title IV Return of Funds, page 19

1. We note your response to comment two from our letter dated September 7, 2010. Please further expand your disclosure in future filings to clearly reference the years in which you were not compliant with the relevant regulations (which resulted in your issuance of the letters of credit), and to state that the increase in the letter of credit in July 2009 reflects the increased Title IV return of funds for that year.

Compliance Reviews, page 20

2. We note your response to comment three from our letter dated September 7, 2010. We also note your disclosure on page 21 that you and the OIG have "differing interpretations" of the relevant regulations regarding what constitutes engagement in the unofficial withdrawal context as well as your statement that if the difference of interpretation is resolved in a manner adverse to you, the amount of funds would be greater than the company's current estimate. In future filings please disclose the OIG's interpretation of the total amount of Title IV funds not returned for learners who withdrew without providing official notification.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director